EXHIBIT 99.1

Canagold Files NI 43-101 Technical Report for New Polaris Mineral Resource Estimate

Vancouver, B.C. – June 30, 2023 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) has filed a technical report titled “The New Polaris Gold Project, British Columbia, Canada 2023 Resource Estimate Update” prepared in accordance with National Instrument 43-101 -- Standards of Disclosure for Mineral Projects. The technical report is in support of the company's May 16, 2023, news release announcing the results of a mineral resource estimate for the New Polaris gold project, located near Atlin, British Columbia. The technical report is available on SEDAR and on the company's website.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

For further information please contact:

Knox Henderson, VP Corporate Development

Tel: (604) 604-416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.